Mail Stop 4561
      September 30, 2005

Mr. Paul T. Anthony
Chief Financial Officer
Auxilio, Inc.
27401 Los Altos, Suite 100
Mission Viejo, CA 92691

	Re:	Auxilio, Inc.
		Form 10-KSB for Fiscal Year Ended December 31, 2004 Form 10-QSB for Quarterly Period Ended March 31, 2005 Form 10-QSB for Quarterly Period Ended June 30, 2005 File No. 0-27507

Dear Mr. Anthony:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 8A Controls and Procedures, page 18

1. We note your statement that the chief executive officer and chief financial officer have concluded that the company`s disclosure controls and procedures are effective "except as discussed in the next paragraph below." Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

2. We note your disclosure that "There have been no change in our internal controls over financial reporting during the fourth quarter ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting." In light of the fact that a material weakness existed, please revise to explain the basis for this assertion.

Note 1 - Summary of Significant Accounting Policies

Basis of Presentation, page F-8

3. We note your disclosure relating to your going concern uncertainty. Please explain to us how you and your accountants were able to conclude that no substantial doubt exists about the company`s ability to continue as a going concern. See Section AU 341 of SAS
(SAS Nos. 59 and 64).

Note 2 - Acquisition, page F-14

4. With respect to your accounting for the acquisition of TMG, and the severance agreement with Mr. Mayo disclosed in note 15 on page F-
23, please explain to us the following:
* The factors that contributed to a purchase price with significant amounts of goodwill.
* Your methodology for allocating the purchase price, including capitalizing the expenses related to the acquisition.
* Your basis in GAAP for capitalizing the compensation due to Mr. Mayo under its employment agreement with you.
* Advise us of any intangible assets included in goodwill that do not meet the criteria for recognition apart from goodwill.
* The consideration that you gave to the guidance in EITF 95-8 when determining how to account for these transactions.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Thomas Flinn, Staff Accountant, at (202)
551-
3469 or the undersigned at (202) 551-3414 if you have questions.
      			Sincerely,


      Jorge Bonilla
      Senior Staff Accountant



Mr. Paul T. Anthony
Auxilio, Inc.
September 30, 2005
Page 1